Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

January 4, 2017

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	3.200% Medium-Term Notes, Series B due January 11, 2027
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TDR3 / US89236TDR32
Pricing Date:	January 4, 2017
Settlement Date:	January 9, 2017 (T+3)
Maturity Date:	January 11, 2027
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 2.000% due November 15, 2026
Treasury Yield:	2.439%
Spread to Treasury:	+80 basis points
Price to Public:	99.669%
Commission:	0.450%
Net Proceeds to Issuer:	99.219% / $744,142,500
Coupon:	3.200% per annum
Yield:	3.239%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each January 11 and July 11, beginning on July 11, 2017 and ending on the maturity date (long first coupon)
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Optional Make-Whole Redemption:	T + 15 bps

The notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points (any excess of (ii) over (i) being referred to as the “Make Whole Premium”), plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA Inc. and TD Securities (USA) LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

For the avoidance of doubt and notwithstanding any provision of the Indenture, dated as of August 1, 1991, between the Issuer and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among the Issuer, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among the Issuer, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among the Issuer, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”) or the notes, (x) the holders of the notes shall not be entitled to specific performance of the optional redemption provisions described in this section, and no Make Whole Premium will be due or available as a remedy, in each case in connection with (1) any default or Event of Default under the Indenture or (2) any acceleration of all, or any portion of the notes (other than an acceleration in respect of an Event of Default for failing to pay the “make-whole” redemption price when due following the Issuer’s voluntary election, if any, to redeem the notes, pursuant to the optional redemption provisions described in this section, to the extent any Make Whole Premium is due in connection therewith), and (y) the requirement to pay any Make Whole Premium shall only arise in connection with the Issuer’s voluntary election, if any, to redeem the notes, pursuant to the optional redemption provisions described in this section, and not in connection with any other payment, distribution, satisfaction or other recovery in respect of the notes, or in connection with any refinancing of the notes, following an Event of Default upon certain events of bankruptcy or insolvency set forth in the Indenture.
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc. TD Securities (USA) LLC
Co-Managers:

Academy Securities, Inc.

ANZ Securities, Inc.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

nabSecurities, LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

DTC Number:	#187
Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet (i) $850,000,000 1.700% Medium-Term Notes, Series B due January 9, 2019, (ii) $400,000,000 Floating Rate Medium-Term Notes, Series B due January 9, 2019, (iii) $1,200,000,000 2.600% Medium-Term Notes, Series B due January 11, 2022 and (iv) $300,000,000 Floating Rate Medium-Term Notes, Series B due January 11, 2022 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling J.P. Morgan Securities LLC collect at 1-212-834-4533, calling Mizuho Securities USA Inc. toll-free at 1-866-271-7403, or calling TD Securities (USA) LLC toll-free at 1-855-495-9846.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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